
EXIST TRIBE
2021 Report

Dear investors,

Hi investors! 2021 was an incredible year. We put together a product, conducted a pilot study, recorded data about the results, filmed a documentary, raised $96,400 through WeFunder, organized an academic paper, drafted a patent, and got the message out that we will end insomnia! We couldn't have asked for a better year. Still, we want and need more. As we look forward at 2022, we are considering more fundraising, getting the second major set of revisions to the product complete, entering into agreements with large scale contract manufacturers, getting fulfillment and supply chain logistics in order, and launching the Rest Node across the country. People, Drs, sleep clinics, nurses, and social workers are begging us to finish so we can start making an impact with their patients. That is exactly what we aim to do. Thank you for being patient as we grow organically and at a healthy sustainable pace.

We need your help!

Hi investors! We need help getting semiconductors. We have a specific list of parts that seem to be on back order for 52 weeks or more. If you have any resources or connections that can get us parts, that would be much appreciated. In the short term, we just need 1000 QTY of these specific parts. In the future, we would need to identify a path to getting much more. Thanks for considering our need.

Sincerely,

Terry Quinn

COO

Ben O'Hanlan

CTO

Robert Sweetman

Founder & CEO

Our Mission

We will hit $100M in revenue in 5 years. We'll do this with an expanding line of non-evasive sleep products that address a global problem. Spending on sleep-aids is nearing $100B globally (BCC research). We will get there is because of the incredibly talented team that are experts and incredibly well thought out products. Everyone in the team has a stake in ownership and a passion for the mission.

See our full profile

How did we do this year?

Report Card

B-

 

The Good

We were able to get the Rest Node prototypes finished.

We were able to finish an academic study with the Rest Node.

We were able to publish a documentary surrounding our work with the Rest Node.

The Bad

We weren't able to raise as much money as we hoped.

The parts from China that we need to start production have been delayed over a year.

The academic paper was not published and is taking longer than we expected.

2021 At a Glance

January 1 to December 31



$23,921 +8%
Revenue



-$101,630
Net Loss



$20,531
Short Term Debt



$112,858
Raised in 2021



$609
Cash on Hand
As of 04/ 8/22

INCOME | BALANCE | NARRATIVE

Overview

The Rest Node can reshape your sleep forever.

We plan to release the Rest Node in the summer of 2022 and then expand line of non-evasive sleep products that address a global problem. Spending on sleep-aids is nearing $100B globally (BCC research). We will get there is because of the incredibly talented team that are experts and incredibly well thought out products. Everyone in the team has a stake in ownership and a passion for the mission.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Existential Technologies, Inc. was incorporated in the State of Delaware in January 2019.

Since then, we have:

- 💀 CEO is former Navy SEAL. Built the company from his experience with extreme sleep deprivation.

- 📝 Conducted an academic study with U.S. Navy SEALs and the Rest Node. A documentary was filmed of this experience.

- 🌏 We have interest from the U.S. Navy for our technology in Navy ship racks (beds).

- 💔 Sleep professionals are now coming to us to request support for their patients.

Historical Results of Operations

Our company was organized in January 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $23,921.45 compared to the year ended December 31, 2020, when the Company had revenues of $22,180. Our gross margin was -7.07% in fiscal year 2021, compared to -45.61% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $20,906.57, including $7,606.30 in cash. As of December 31, 2020, the Company had $11,195.67 in total assets, including $11,195.67 in cash.

- *Net Loss.* The Company has had net losses of $101,629.89 and net losses of $44,482.88 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $126,159.63 for the fiscal year ended December 31, 2021 and $85,069.16 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

As of December 31, 2021, the company has been financed with $126,159.72 in debt.

We will likely require additional financing in order to perform operations over the lifetime of the Company. We plan to raise more capital. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether we will be able to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of capital available for our company is not generated. There is no guarantee that the Company will receive the investment needed.

Runway & Short/Mid Term Expenses

Existential Technologies, Inc. cash in hand is $609.14, as of April 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $5,000/month, for an average burn rate of $5,000 per month. Our intent is to be profitable in 6 months.

We finished the second version of the housing design for the Rest Node. It is smaller, lighter, and easier to mount. This required a new speaker; one we carefully selected. We are working on fully custom board that eliminates the Raspberry Pi, reduces cost, and makes production and assembly faster. We visited ParPro Mexico to forge a relationship for manufacturing and production. We are still waiting on chips from China, which is our biggest blocker at the moment, so we have shifted to a service model to "reuse" the Rest Node prototypes we have and generate revenue. We plan to kick that off in April 2022.

Thus far, Existential Technologies, Inc. has generated modest revenue by selling electronics to the U.S. Navy. The profit from these sales, along with personal cash contributions from Robert Sweetman (founder & CEO), has funded the research & development of the "Yoga Pod" and the "Rest Node" products. The company plans to release the Rest Node to market in 2022, establishing a new stream of revenue. Once the "Content Creator Platform" is complete, the "Subscription Service" will be offered to deliver premium content from creators to Rest Node users. This will include a monthly or annual fee which will create a new stream of revenue for the company. The next big step will be to release the Yoga Pod in 2024 for an additional stream of revenue.

In terms of the Rest Node product offering, we expect the cost of product launch marketing to be $50k. The cost to finish software development will be $20k. The cost of hardware engineering for the final market ready product will cost $10k. The cost of tooling for volume production is $60k. We will need an additional marketing funds to transition from the product launch to direct sales through our website.

We expect to sell roughly 1,000 units of the Rest Node in 2022 for a revenue of around $300k total. COGS are $190 each. The retail price will be $299. After our product launch, we want to expand the subscription service to add new revenues.

No. We need a minimum of $140,000 to launch our first product, the Rest Node. While we wait on semiconductors to become available, we have considered pivoting to provide more of a software offering.

Sources of capital have been owner loans, regulation CF convertible notes, electronics sales, and the future sales of the Rest Node and subscription service.

The majority owner has a line of credit with American Express, under which he is permitted to borrow up to $30,000. We primarily use this line of credit to support research and development and COGS. This allows us to purchase items while account receivables are processed. This credit agreement does not have an expiration date.

Net Margin: -425%   **Gross Margin: -7%**   **Return on Assets: -486%**   **Earnings per Share: -$883.74**

Revenue per Employee: $23,921   **Cash to Assets: 36%**   **Revenue to Receivables: 1,661%**   **Debt Ratio: 603%**

📄 2021_Financial_Package_04.08.2022.pdf   📄 2020_Financial_Package_06.21.2021.pdf

📄 2019_Financial_Package_06.21.2021.pdf

We  Our
41 Investors

Thank You For Believing In Us

Jaden Risner	Justin Wells	Scott Godfroy	John Swick	Shalon Whitfield	Joan Kruckenberg	Paul Dawidowicz
Benjamin Rohn	Patrick Howard	Dennis Volpe	Roderick Herron	Mary Christine Green	Heather Jenkins	Jason Marquis
Dion King	Jeffrey Benson	Zach Gray	Lucas Dorosky	Cory Ewton	Marek Malik	No Name
AJ D	Jason Bryant	Edward Kelly Medlock	Tom Slade	Yevedzo Chitiga	Badal Haider	Bradley Ketterer
Gina Cardazone	Roy Love	Tanner Bogardus	Jeff C	Shawn Harnish	Ty Smith	Clay Felmer
Marshawn Williams	Vincent Bertram	Allendra Letsome	Dustin Sievers	Farzaneh Farhangmehr	Brandon Karpf	

Thank You!
From the Exist Tribe Team





Robert Sweetman
Founder & CEO



Terry Quinn
COO

Brought 3 other "start-up" products to market. VP of Operations at Qualcomm. VP Operations at Toshiba. VP Operations at Kyocera. VP of Operations at Blackberry.





Ben O'Hanlan
CTO

Was the president of Sealevel Systems, a technology defense contractor, for over 20 years. Has brought dozens of products to the defense sector. Designed the Yoga Sleep Node hardware stack.



Joselyne Williams
CFO

Managed $80M @ Public Traded Company. Double MBA, CPA. 20 years in Accounting.





Gaurav Mishra
Sleep Medicine Advisor

Voluntary Assistant Clinical Professor in the Psychiatry at UC San Diego Chief Behavioral Health Officer at San Ysidro Health Child & Adult Psychiatrist





Janel Norton
Yoga and iRest Specialist

iRest Expert. Mediation Expert. Yoga Studio Owner. Former Air Force. Former UN Rep.





Bardha Citaku
Research Assistant

Manages the 62R (six weeks to sleep restoration) project



Kristian Gustavson
Director of Government Contracts

Army SF reserves Founded multiple non-profits Research Fellow at Scripps Oceanographic



Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Robert Sweetman	CEO @ Existential Technologies, Inc.	2017

Officers

OFFICER	TITLE	JOINED
Robert Sweetman	CEO	2017

Ben O'Hanlan	CTO	2021
Terry Quinn	COO	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Robert Sweetman	1,832,000 Common Stock	83.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
10/2021	$96,400		4(a)(6)
12/2021	$16,458		Other

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Robert Sweetman	12/31/2021	$16,458	$16,459	0.0%		Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	318,000

Risks

Terry Quinn and Ben O'Hanlan are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to Reg. CF Temporary Rule 201(z)(3), which provides temporary relief from certain financial information requirements by allowing issuers to provide financial information certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

COVID-19 can materially impact our business. It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Consumer products are highly price sensitive. There is a risk of pricing ourselves out of the market. We are mitigating this risk by conducting market analysis on price sensitivity in every market segment. We are also attempting a large product launch to increase volume and economies of scale, reducing our material cost.

Our Intellectual Property position is weak and therefore execution/time to market is critical. i.e. Technology could be knocked off. We are mitigating this risk with a design patent and trademarks on all wording. We are also focusing on the engagement of the

community. We will do this [like Peloton] through a monthly challenges with live sleep coaches and yoga/mindfulness/meditation experts.

Smart home device companies could block integrations. Not all companies play nice like we do. If certain companies fail to open their API or allow integrations, the Yoga Sleep Node could be limited in its ability to expand to all platforms. We are mitigating this risk by offering to pay for access, developing the integration for the other company, and cross-promoting.

Actual results may vary from expected results. Sleep behavior takes 30-45 days to form lasting habits. Users may not take the time to set up their Yoga Sleep Node and follow the instructions. This could prove challenging as some people may get excited about the purchase and not follow through. We are mitigating this by creating fun and interactive challenges. We hope that the community responds with a high level of engagement.

Consumer Products require significant marketing expenditures and lack of access to capital for marketing could be death blow despite strong product/technology. We are mitigating this risk by seeking a Series A round of funding immediately after product release. This is in an effort to launch a nationwide marketing campaign to drive sales.

There is a risk of global semi-conductor shortages. We use computer components manufactured in factories around the world. There have been shortages reported recently. We are mitigating this risk by communicating with all suppliers, forecasting needs, and placing orders early.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[?];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been

The Offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 82% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $3,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the

- market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Existential Technologies, Inc.

- Delaware Corporation
- Organized January 2019
- 1 employees

1343 Sutter Buttes St
Chula Vista CA 91913

http://www.existtribe.com

Business Description

Refer to the Exist Tribe profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Exist Tribe is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.